Exhibit 99.1

VivoPower International PLC Reports Preliminary Unaudited Financial Results for the Fiscal Year Ended June 30, 2021

Completed strategic transformation to sustainable energy solution (“SES”)

Acquired Tembo e-LV; distribution partner potential commitments for nearly 5,000 electric vehicle conversion kits

Raised $32 million in net proceeds from equity offerings; balance sheet fortified

Annual revenues of $40.4 million, impacted by COVID lockdowns

Underlying EBITDA decline to ($1.4) million loss from $3.9 million profit in FY20

LONDON, August 23, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) today announced its preliminary results for the fiscal year ended June 30, 2021.

Highlights for the fiscal year ended June 30, 2021:

●

Annual group revenues of $40.4 million, down 16% year-on-year, primarily due to COVID-19 related lockdowns resulting in project deferrals and operational disruptions, particularly in the Australian market

●	Gross profit margin increased from 15% to 16% despite revenue drop, due to operational efficiencies
●

Underlying EBITDA loss of ($1.4) million (versus EBITDA profit of $3.9m in FY20) due to increase in group overheads to support hyperscaling of Tembo and SES (including $1.9m for Tembo, $0.8m for SES, and $1.5m group corporate costs)

●	Statutory net after-tax loss of ($8.0) million for FY21 and earnings per share (“EPS”) of ($0.49) per share, as compared to a ($5.1) million loss and ($0.38) per share in FY20
●	Adjusted net after-tax loss of ($5.1) million and adjusted EPS of ($0.31) per share as compared to a ($1.7) million loss and ($0.12) per share respectively for FY20
●	Raised $32 million in net equity proceeds on Nasdaq (including via an ATM facility)
●	Reduced group net debt to $14.5 million from $23.1 million
●	Completed acquisition of 100% of Tembo e-LV for an aggregate price of $7.1 million cash plus $0.2 million equity
●	Secured nearly 5,000 potential commitments for Tembo electric light vehicle (“e-LV”) conversion kits; continuing to build out global Tembo distribution network
●	Electric vehicle (“EV”) conversion program with Toyota Australia for LandCruiser using Tembo kits
●	Completed feasibility study for first full-suite, turnkey SES project for Tottenham Hotspur Football Club to pursue net zero carbon status
●	Secured full ownership of U.S. solar development portfolio (formerly a JV) representing 682 MW-DC of total renewable generating capacity
●	Recognised as a Real Leaders Impact company for the first time, ranking in the top 50 globally

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

“The financial year ended June 30, 2021, was on the one hand very difficult due to COVID lockdowns in our key markets, especially Australia, but on the other hand very positive in that we now have a strategic SES platform that underpins a very strong growth trajectory,” said Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer. “Our financial results were adversely impacted by COVID lockdowns that have delayed fulfillment of contracts and increased operating costs due to supply chain disruptions. No doubt, we will be contending with continued disruptions in the short term. However, we believe the tailwinds for our SES strategy have only strengthened and augur well for the medium to long term outlook. This time last year, we announced the SES strategy, but we were missing a key plank, being the electric vehicles. We were able to execute in relation to our stated SES strategy over the past year following the acquisition of Tembo and have secured nearly 5,000 potential commitments for our e-LV conversion kits through distribution partners over the next five to six years. One of our key objectives for the next 12 months is to expand our distribution relationships globally and we expect to be announcing further orders in due course.”

About Non-IFRS Financial Measures

Our preliminary results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

The table included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” provides reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

	Year ended June 30
Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures (US dollars in thousands)	2021	2020
Net loss for the period	(7,958)	(5,103)
Income tax	(115)	713
Foreign exchange gains and losses	(2,093)	(33)
Interest income and expense	2,504	3,182
Non-cash share-based compensation	1,078	-
Restructuring and other non-recurring costs	2,880	3,410
Depreciation and amortization	2,256	1,768
Adjusted (Underlying) EBITDA	(1,448)	3,937

The table included in this press release titled “Reconciliation of Adjusted (Underlying) net after-tax loss and adjusted (underlying) EPS to IFRS Financial Measures” provides reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

	Year ended June 30
Non-IFRS Financial Measures (US dollars in thousands - except where indicated otherwise)	2021	2020
Net loss for the period	(7,958)	(5,103)
Restructuring and other non-recurring costs	2,880	3,410
Adjusted (Underlying) net loss for the year	(5,078)	(1,693)
Weighted average number of shares used in computing (loss)/earnings per share (shares)	16,306,494	13,557,376
Group Basic EPS (Statutory) (dollars)	(0.49)	(0.38)
Restructuring and other non-recuring costs per share (dollars)	0.18	0.26
Group Adjusted (Underlying) EPS (dollars)	(0.31)	(0.12)

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about potential revenues from e-LV distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com